Gemini Therapeutics, Inc.
297 Boston Post Road #248
Wayland, MA 01778

December 1, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Jessica Ansart
Abby Adams
Tara Harkins
Brian Cascio

Re:	Gemini Therapeutics, Inc. Registration Statement on Form S-4 File No. 333-267276 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Gemini Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-267276), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on December 2, 2022, or as soon thereafter as practicable.

Very truly yours,

GEMINI THERAPEUTICS, INC.

By:	/s/ Georges Gemayel
	Name:	Georges Gemayel
	Title:	Interim President and Chief Executive Officer